INVEST IN **ROYAL CARIDEA**

Transform the shrimp production industry while addressing unmet market needs



royalcaridea.com Gila Bend AZ

Technology | B2B | Food & Beverage | Hardware | Agriculture & Agtech

LEAD INVESTOR



Jamie Stein

I have invested previously, and again at this time, in Royal Caridea because of the passion, experience, and technical expertise of its founders. Royal Caridea's mission is to produce great tasting, locally grown shrimp and to offer this to customers across the USA all year round, including 'live shrimp' and 'fresh never frozen' options. I am a co-founder of Devonian Capital, an international investment business focused on land-based fish and shrimp farming businesses with a strong technology component. Along with my colleagues at Devonian I have been investing in, and working closely with, a number of land-based aquaculture projects over the last 5 years. Having followed Royal Caridea's progress for a few years I invested personally in Royal Caridea last year alongside additional investments from my colleagues at Devonian. Seafood generally, and shrimp in particular, is a popular source of tasty and healthy protein. But there are numerous concerns about the sustainability of current shrimp production methods. Consumers want access to options that are fresher, more local, and, importantly, more sustainable. The Royal Caridea team has developed a great solution for this challenge. Their patent-protected production method of growing shrimp in a novel stacked raceway system maximizes control while minimizing the footprint of the site. This sector has huge potential, and shrimp is an immensely popular product in the USA. Royal Caridea also has huge potential and I'm excited to support this great team!

Invested $20,000 this round & $25,000 previously

Highlights

1. Already raised $935,000 from Series A Preferred Offering
2. Patented in USA and Australia; Pending in EU. GEN-2 is ready for commercialization.
3. GEN 2 Shrimp Farming is a Super Intensive Raceway Shrimp Farming Technology (SIRSFT)
4. Provide high-quality live shrimp 365 days a year anywhere in the world
5. Shrimp are grown disease free, with consistent harvest volumes, and highly-reduced crop losses
6. Raised funds through Harvest Returns, a dedicated Agricultural-focused crowdfunding platform
7. Revenues are projected to increase rapidly as production scales up (not guaranteed)
8. Current predictions are that global shrimp production will approach 11 billion lbs. in 2022

Our Team



Victoria Goitia Managing Member / President and Director of Develo

Ph.D. in Medical Microbiology. Academic and Pharmaceutical Research appointments. Co-founder of Royal Caridea.

Shrimp aquaculture in America is all but dead. If there is to be a domestic and sustainable US industry, it required a technical approach and had to be moved indoors.



Michael Cunha Chief Financial Officer

Mr. Cunha formerly a Managing Member and CFO (Founder) of Royal Caridea. He graduated summa cum laude from Washington State University with a B.S. in Psychology and summa cum laude from Chapman University with an MBA in Accounting and Economics.



Anthony Brand V. P. Engineering

Corporate Industrial Manager, Facilities Maintenance and Facilities Engineering with 32 years of experience focused on systems planning, design, and integration.



Philip Peck V. P. Marketing and Sales

Twenty-five years of management-level sales and marketing experience. Expertise in retail, club stores, online, and foodservice distribution channels.



Craig Collins Plant Production Operations Manager

Highly experienced with design and setting up shrimp operations. Mr. Collins has over 30 years of growing shrimp and managing shrimp facilities.



Tony Hudson Digital Media Director, Sales and Marketing

Over 15 years of successful digital media marketing success with Enterprise Companies

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A Disruptive Change in Shrimp Aquaculture!



Sustainable, high-tech shrimp production in Arizona.

Royal Caridea (RC) is a high-tech shrimp farming company focused on bringing its transformative GEN 2 Shrimp Farming Technology to commercialization. Based out of Gila Bend, Arizona, the sponsor has market-tested high-quality shrimp in conventional ponds and greenhouses, producing 12,500 lbs. of shrimp in 2021. Royal Caridea is currently raising $1.065 million (Series B Preferred) of equity capital in order to finance the build of its first patented GEN-2, 8 stacked raceway, production system. The images below show both the single "Gen-2

Raceway" along with the "Gen-2 Production Unit" (8 Gen-2 Raceways stacked on top of each other).





Royal Caridea premium shrimp will compete directly with the upper end of traditional offerings while also opening untapped markets for live and fresh, never frozen products. In two of the current shrimp markets, i.e., live, and fresh, never frozen, RC will face limited competition from niche players which do not have the capacity to produce shrimp on a continuous, predictable basis. The company produces the highly desirable Pacific whiteleg shrimp, Penaeus vannamei.

See the Raceways Up Close!


M
RC Raceways With Water and Shrimp Contents
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RC plans to open and operate its own retail outlet strategically located on the east side of Phoenix, situated closer to its Asian population. Through its retail outlet, RC will create its first point of distribution to reach the public where they will sell both live and fresh, never frozen Shrimp. People generally like to see what they are buying prior to buying which in turn allows RC to start developing a personal relationship with the consumer.

Company Updates





- Active2Tec has signed a Letter of Commitment to purchase RC shrimp for international export (*see the documents section for more details*).
- RC's Arizona desert shrimp has been endorsed by Executive Chef and Ambassador of the Good Fish Foundation, Danielle Leoni. "I've always seen sustainability through the lens of food and have always been excited to share the exceptional quality and taste of Royal Caridea's Arizona Desert Shrimp. The Arizona Desert Shrimp hit that sweet spot where quality, taste, and availability come together to offer a chef exactly what is needed to deliver an outstanding culinary experience." (*see the documents section for more details*)

Find Out More from Our Team!

POSTED! Webinar September 27, 2022


Royal Caridea Wefunder Webinar 09272022
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ID: 208-280-882
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Investment Drivers

Sales Growth: RC expects to see its sales grow from over $140,000 in 2021 to over $18 million in 2026 with EBITDA surging to $8.7 million in 2026, based on meeting RC's proforma estimates. This will put RC on the path to further growth – while bringing to market a series of high-quality products and meeting a vast unmet need of demanding and savvy consumers, these projections are forward-looking and not guaranteed.

Sustainable Marine Protein Production: Shrimp trawling is one of the most destructive fisheries; for every pound of shrimp that is caught, it is estimated that up to twenty pounds of finfish or marine invertebrates are killed as bycatch. Additionally, concerns remain about shrimp farming's environmental sustainability including the destruction of mangroves; the impact of pollution; the incidence of disease; and the depletion of wild shrimp. Social issues, such as the use of slavery in parts of the supply chain, have not been eliminated. RC's enclosed recirculating aquaculture system solves these problems by producing

shrimp with minimum land and water use and no use of antibiotics.

Royal Caridea fits the Monterey Bay Aquarian requirements to receive a classification of Best Choices/Green. Companies with this selection are summarized as "well managed and caught or farmed in environmentally friendly ways". The Monterey Bay Aquarium Seafood Watch® program evaluates the ecological sustainability of wild-caught and farmed seafood commonly found in the North American marketplace. To view the full document, please view the "**Monterey Bay Evaluation**" document. (*see the documents section for more details*).

Competitive Advantages

Compared to imported shrimp, the sponsor's product will have the following:

- Great taste, texture, and appearance
- Year-round availability
- Healthy, human pathogen-free
- Strong product margins
- Ability to serve live and fresh, never-frozen markets
- Consistent, predictable shrimp production in 16 and 26-gram sizes
- Local production gives a significant freshness advantage over imported shrimp

Strong IP: RC has patents granted in Australia and the USA and pending patents in numerous other countries, including the European Union, for the "Multi-Phasic Super Intensive Shrimp Production System" (Gen 2).

Exit Strategy

Royal Caridea hopes to be acquired by a large seafood company, private equity firm, or a large food manufacturer/distributor. They have had discussions with a few companies, but they need to see the 8-Raceway system successful. RC expects to see an exit for early investors in the next 4 to 5 years. These projections cannot be guaranteed.

Project Location



Royal Caridea has secured a well-situated site in Gila Bend, Arizona. The farm site is located a significant distance from wild or domestic shrimp. The aquifer water is low saline (RC adds salt as may be required) and free of microbial pathogens. The location is close to numerous markets in the local area, and the large California markets are within a reasonable transport distance. The PHX airport is nearby, which will support shipping for anticipated substantial online sales.

Market Overview

The Shrimp Market

Over 1.65 billion pounds of shrimp were imported to the USA in 2020, of which almost all were previously frozen. In the same year, approximately 280 million pounds of shrimp were landed in the USA (over 60% from the Gulf of Mexico) which implies a total available product of 1.9 billion pounds, with 80-90% coming from imports. Shrimp is the most consumed seafood in the USA, with a consumption of more than 5 pounds per person each year. However, most American consumers have little to no access to fresh, never frozen, or live shrimp. The same is true in Europe.


Royal Caridea is a high-tech shrimp farming company focused on bringing to commercialization its transformative GEN 2 Shrimp Farming Technology (GEN-2)

America's import needs are met largely by farms in Southeast Asia (Thailand, Indonesia, India, Vietnam) and Latin America, primarily Ecuador. All of these countries have high chances of supply chain disruption. Since early 2021, international freight costs from Asia to North America for 20-foot and 40-foot containers have increased by as much as 500% -700% due to persistent shortages of frozen food containers. Aside from supply disruption, contamination of imported products is of grave concern. The US Food and Drug Administration (FDA) rejected a five-year high of 72 shipments of antibiotic-contaminated shrimp in 2021, over twice as many shipments as were refused in 2020.


Renub Research
Sharing Knowledge
Global Shrimp Market is expected to be US$ 23.4 Billion by 2026
Consumption - Shrimp & Volume breakup of 6 Countries
United States
Europe
Spain
France
China
Japan
2021
2026
Production - Shrimp Volume breakup of top 6 Countries
2026
2021
India | China | Vietnam | Indonesia | Thailand | Ecuador
Companies - Covered
1. Seatrade
2. Atlantic Capes Fisheries, Inc
3. Atalanta Corporation
4. Ideal Foods Ltd
5. Sea Delights

Overall, the trend of shrimp farming is trending towards more efficient, sustainable, and cleaner production, but significant challenges remain in the small-scale portion of the sector, wherein batches are consolidated, thereby voiding trace-back resulting in health concerns for the American and EU consumers. Concerns remain about shrimp farming's environmental sustainability including the destruction of mangroves; the impact of pollution; the incidence of disease; and the depletion of wild shrimp. Social issues, such as the use of slavery in parts of the supply chain, have not been eliminated. Cleaner and more efficient farming requires capital investments and technical training, which is not universally accessible.

Demand for shrimp continues to rise fueled by a growing population of consumers, seeking high-quality sustainable, traceable protein. Year-over-year, global shrimp production grew at a rate of 4% over the 10 years ending 2020. Consumers "accept" frozen shrimp but are constantly in search of locally grown fresh produce. Wild fisheries cannot meet US domestic demand for shrimp to say nothing of the demand for fresh, never frozen, or live shrimp in America or Europe. There is a clear opportunity for a market entrant that can produce locally grown, high-quality shrimp in the quantity that is available to the market daily and is sustainably grown using responsible methods. Royal Caridea was formed to take advantage of this opportunity.


CUSTOMER'S WANT THEIR SHRIMP TO BE
Fresh
Taste Delicious
Locally Grown
Sustainable and Safe
High Quality
Always Available in Quantity
© Royal Caridea, LLC 2022


US MARKET DRIVERS
1.65 billion pounds of shrimp imported in 2020*
$6.5 billion value**
Demand Drivers
Need for QUALITY protein
Seafood perceived as healthy
Cultural – Live Shrimp (Asian Communities)



- Traceback – Locally Grown

*https://www.urnerbarry.com/reporter/issues/ReporterV16N3_WEB.pdf

** https://www.mard.gov.vn/en/Pages/shrimp-exports-to-the-us-exceeded-1-billion-usd-for-the-first-time.aspx

ROYAL SALES CHANNELS

RETAIL / ONLINE SALES

FOOD WHOLESALERS

GROCERY CHAINS

RESTAURANT & HOSPITALITY

INSTITUTIONAL FOOD SERVICES


ON SALE

5 pounds - Fresh Harvested Jumbo Whole Sun Shrimp

~~$129.99~~ $109.99

Sun Shrimp (FL) Whole Fresh Never Frozen


BIG SALE
LIVE SPOT PRAWN
TOM DU
$26.99

AQUACULTURE: SOLUTION TO WORLDWIDE PROTEIN DEMAND

Almost half of world fish supply now comes from aquaculture*

Global fisheries and aquaculture production together totaled 178.9 mt in 2018*

Illustrative of the protein demand fulfilled by aquaculture is the total value of seafood at point of first sale.

Global seafood sales were $362 billion versus $182 billion for global poultry production**


World capture fisheries and aquaculture production
MILLION TONNES
0
20
40
60
80
100
120
140
160
180
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
2016
Capture production
Aquaculture production

*https://www.statista.com/chart/2280/the-global-fish- farming-industry-is-booming/
**Toward a Blue Revolution http//www.nature.org

THE GLOBAL SHRIMP MARKET IS MASSIVE

Worldwide Shrimp Market was US$ 18.30 Billion in 2020 and is expected to be US$ 23.4 Billion by 2026*



Farmed shrimp accounts for 55 percent of the shrimp produced globally.

Most shrimp aquaculture occurs in China, followed by Thailand, Indonesia, India, Vietnam, Brazil, Ecuador and Bangladesh**



*https://www.renub.com/global-shrimp-market-p.php

**https://www.worldwildlife.org/industries/farmed-shrimp

SHRIMP FARMING IN THE FUTURE MUST SOLVE PROBLEMS PLAGUING THE INDUSTRY TODAY

- Shrimp disease #1
- Sustainability – land destruction, pollution (shrimp farm effluent)
- Lack of traceback – product consolidation, country of origin labeling, product adulteration
- Lack of local production at a scale to meet customer demands
- Social issues – no monitoring system, labor abuse / outright slavery, governments often complicit

*Current production, challenges and the future of shrimp farming https://www.globalseafood.org/advocate/current-production-challenges-and-the-future-of-shrimp-farming/

FARMING SHRIMP FOR AMERICAN AND EUROPEAN MARKETS MUST BE ADAPTABLE, RESPONSIVE AND SUSTAINABLE

Requires a complete rethinking of production methodology and procedures to meet consumer demands:

- Deliver Fresh, high-quality shrimp when the Customer demands it, at the volume the Customer requires
- Provide locally grown product
- Move from batch processing (Ponds) to continuous processing so shrimp can be harvested almost daily
- Grow shrimp in an environmentally friendly, controlled environment system that is modular, portable, traceable, and repeatable



THE WORLD NEEDS A NEW APPROACH TO SHRIMP PRODUCTION

Royal's GEN2 Approach – Change the paradigm

"In order to change an existing paradigm you do not change the problematic model. You create a new model and make an old one obsolete."

R. Buckminster Fuller



THE SOLUTION -- GEN 2 TECHNOLOGY

GEN-2 is a Modular Technology Driven Shrimp Production System















Multi-Phasic Synchronous Production Model

- Shrimp post-larvae (PLs) grown for one month in nursery
- Shrimp transferred to RW-1 for 1 month
- Shrimp from RW-1 are then divided equally into RW-2 and 3 for 1 month
- Shrimp from RW-2 and 3 then evenly split into RW- 4, 5, 6, 7, 8 for one month
- Shrimp harvested for sale


RW -1
RW -2
RW -4
RW -3
RW -5
RW -6
RW -7
RW -8

As shrimp are moved in defined descending sequence, to new raceways, the previous raceways are re-stocked and the grow-out continues

GEN-2 Production System Features and Benefits

- Fully Integrated Modular System – virtually plug-play
- Modular sub-units scaled for warehouse installation. No climatic issues - installation anywhere in country
- Clear water closed loop Recirculating Aquaculture System (RAS) designed to maximize through-put while minimizing production costs
- Consistent stocking density to ensure animal welfare
- Computer controlled system to manage feed distribution, water parameters, oxygenation, temperature etc., 24 hours a day

GEN-2: Sustainable Delicious Shrimp Available Daily


Healthy Food
Healthy Commerce
Healthy Planet
© Royal Caridea, LLC 2022

Are You Ready to Change the World?

Now that you've had the time to see why the shrimp industry needs our technology, not only to produce live shrimp all year long anywhere in the world but also to minimize disease, and increase sustainability and safety in the overall industry. We provide a better-tasting healthy-eating shrimp to the consumer. Royal Caridea's GEN 2 Shrimp Farming System, a patented technology, is commercially ready to disrupt the global market. **Are you ready to change the world?** We can do it with your help, invest the minimum or more, and tell your friends and family that they can get in on something exciting and a market game-changer.


"The biggest risk of all is not taking one."
— Mellody Hobson, CO-CEO of Ariel Investments


GEN 2 aims to change how shrimp is grown worldwide and Royal Caridea is the company to make it happen!
INVEST IN ROYAL CARIDEA TODAY!

Downloads

Chef Danielle HR Update 07-05-2022.pdf

Update Harvest Returns Active 2 Tec 07-07-2022.pdf

MBA SeafoodWatch USFarmedShrimpReport.pdf

RC Executive Summary August 1 2022 FINAL 08-01-2022.pdf